FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated May 26, 2009 regarding corporate split and new company establishment plan for consumer business

2.	Press release dated May 26, 2009 regarding corporate split and new company establishment plan for automotive systems business

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date May 27, 2009	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

Hitachi Announces Corporate Split and New Company Establishment Plan

for Consumer Business Group

Tokyo, May 26, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that it has decided on a corporate split and new company establishment plan as part of its structural reforms relating to the Consumer Business Group announced on March 16, 2009.

1. Purpose of Corporate Split

Hitachi’s Consumer Business Group is engaged in business connected with the development, manufacture and sales of AV-related equipment, mainly flat-panel TVs and commercial-use LCD projectors.

With the business environment remaining challenging due to the worldwide economic downturn and rapid price erosion of flat-panel TVs and other products, Hitachi has been pushing ahead with efforts to convert to a low-risk operating structure and improve earnings by implementing business structure reforms. These reforms have included sourcing glass panel components used in plasma TVs from outside the Hitachi Group and rightsizing the workforce since the previous fiscal year.

Hitachi has decided to split-off the Consumer Business Group on July 1, 2009 and establish a new wholly owned subsidiary called Hitachi Consumer Electronics Co., Ltd. (President and Representative Director : Shutoku Watanabe) to continue these operations.

This corporate split will result in stronger ties with Hitachi Group companies responsible for externally sourcing, selling and providing services for home appliances, as Hitachi seeks to put in place a market-oriented business structure that is more responsive in supplying products matching customer needs. In addition, the new company will strengthen B2B businesses such as commercial-use LCD projectors by making its decision faster. Moreover, by also making full use of cooperation with partners, it aims to quickly establish a stable, high-profit business structure.

Hitachi will continue to look at further business structure reforms, including reorganizing the home appliances and other businesses, in order to optimize the management efficiency of the consumer business in the Hitachi Group as a whole.

2. Outline of the Corporate Split

(1)	Corporate Split Schedule

May 26, 2009	Decision on corporate split and company establishment plan

July 1, 2009 (Planned)	Scheduled corporate split date (Effective date)

(Note)	Hitachi will not seek shareholder approval of the corporate split and company establishment plan because this is a simple corporate split and establishment as provided for in Article 805 of the Corporate Law of Japan.

(2)	Corporate Split Method

This is a corporate split in which Hitachi is the transferring company and the new company is the assuming company.

(3)	Decrease in Capital, etc. due to Corporate Split

There will be no decrease in capital, etc. due to this corporate split.

(4)	Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights of the Transferring Company

There will be no change in the treatment of stock acquisition rights and bonds with stock acquisition rights issued by Hitachi due to this corporate split.

(5)	Rights and Obligations to be Transferred to the New Company

The new company will, in principle, take over the contracts related to the transferred businesses and all rights and obligations thereof on the effective date. However, this shall exclude rights and obligations specified separately in the corporate split plan.

(6)	Outlook for Fulfillment of Financial Obligations

Hitachi has concluded that the Company and the new company will have the capability to fulfill obligations whose maturity date comes on or after the effective date of the corporate split.

3. Outline of the New Company

(As of March 31, 2009)

	Transferring Company	New Company
Name	Hitachi, Ltd	Hitachi Consumer Electronics, Co., Ltd.

Business	Development, manufacture and sales of information systems, electronic devices, power and industrial systems, consumer products	Development, manufacture and sales of flat-panel TVs and commercial-use LCD projectors, etc.

Established	February 1, 1920	July 1, 2009 (Planned)

Head office	6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo	2-1, Otemachi 2-chome, Chiyoda-ku, Tokyo

Representative	Takashi Kawamura, Representative Executive Officer, Chairman, President and Chief Executive Officer	Shutoku Watanabe, President and Representative Director

Capital	282,033 million yen	1,000 million yen

Shares outstanding	3,368,126,056 shares	20,000 shares

Stockholders’ equity	1,049,951 million yen (consolidated basis)	44,042 million yen (unconsolidated basis)

Total assets	9,403,709 million yen (consolidated basis)	106,780 million yen (unconsolidated basis)

Fiscal year end	March 31	September 30

Main shareholders and their holdings	The Master Trust Bank of Japan, Ltd. (Trust Account) 6.22% NATS CUMCO 5.60% Japan Trustee Services Bank, Ltd. (Trust Account 4G) 5.39%	Hitachi, Ltd. 100%

(Note)	The name and position of Hitachi’s representative is as of April 1, 2009.

*  The overview of the new company is a forecast as of July 1, 2009, the effective date of the corporate split. Net assets and total assets are forecasts calculated based on figures as of March 31, 2009.

4. Overview of the Business Group to be Split-Off

(1)	Business Activities of the Business Group to be Split-Off

AV-related equipment business, mainly flat-panel TVs and commercial-use LCD projectors.

(2)	Operating Results of the Business Group to be Split-Off

Revenues: Approx. 210.0 billion yen (Year ended March 31, 2009, Unconsolidated Basis)

(3)	Assets and Liabilities to be Transferred to the New Company (As of July 1, 2009)

Assets: 106,780 million yen

Liabilities: 62,738 million yen

5. Executives of the New Company (As of July 1, 2009)

Shutoku Watanabe

New Position : President and Representative Director, Hitachi Consumer Electronics, Co., Ltd.

Current Position : President & Chief Executive Officer, Consumer Business Group, Hitachi, Ltd.

Teizo Fujii

New Position : Executive Managing Director, Hitachi Consumer Electronics, Co., Ltd.

Current Position :	CIO, Executive Vice President, Consumer Business Group, General Manager, Digital AV Products Division, Hitachi, Ltd.

Takeo Yamada

New Position : Executive Managing Director, Hitachi Consumer Electronics, Co., Ltd.

Current Position : General Manager, Solutions Business Division, Consumer Business Group, Hitachi, Ltd.

Kenichi Yoshitake

New Position : Board Director, Hitachi Consumer Electronics, Co., Ltd.

Current Position : General Manager, Strategic Sales & Marketing Division, Consumer Business Group, Hitachi, Ltd.

Tetsuo Shigekuni

New Position : Board Director, Hitachi Consumer Electronics, Co., Ltd.

Current Position : General Manager, Human Resources & Administration, Consumer Business Group, Hitachi, Ltd.

Terada Masao

New Position : Board Director, Hitachi Consumer Electronics, Co., Ltd.

Current Position : General Manager, Finance & Accounting, Consumer Business Group, Hitachi, Ltd.

Takashi Miyoshi

New Position : Board Director (Part-time), Hitachi Consumer Electronics, Co., Ltd.

Current Position : Executive Vice President and Executive Officer, Hitachi, Ltd.

Kazuhiro Tachibana

New Position : Board Director (Part-time), Hitachi Consumer Electronics, Co., Ltd.

Current Position : Executive Vice President & Director, Hitachi Appliances, Inc.

Hiroyuki Mizukami

New Position : Board Director (Part-time), Hitachi Consumer Electronics, Co., Ltd.

Current Position : CTO, General Manager, Consumer Electronics Laboratory, Consumer Business Group, Hitachi, Ltd.

Yasushi Fujita

New Position : Corporate Auditor, Hitachi Consumer Electronics, Co., Ltd.

Current Position : Corporate Auditor, Hitachi Communication Technologies, Ltd.

Fumitaka Ito

New Position : Corporate Auditor (Part-time), Hitachi Consumer Electronics, Co., Ltd.

Current Position : General Manager, Business Strategy Planning & Development, Consumer Business Group, Hitachi, Ltd.

Masatoshi Kato

New Position : Corporate Auditor (Part-time), Hitachi Consumer Electronics, Co., Ltd.

Current Position : Board Director, General Manager, Finance Management Division, Hitachi Appliances, Inc.

6. Status of Hitachi After the Corporate Split

(1)	Company Name, Business Activities, Head Office, President, Capital, Fiscal Year

There will be no change due to this corporate split.

(2)	Outlook

This corporate split will have no impact on consolidated operating results because the new company is being established as a wholly owned consolidated subsidiary of Hitachi.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate fluctuation and/or in the price of raw materials;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 400,000 employees worldwide. Fiscal 2008 (ended March 31, 2009) consolidated revenues totaled 10,000 billion yen ($102.0 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #

Hitachi Announces Corporate Split and New Company Establishment Plan

for Automotive Systems Group

Tokyo, May 26, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that it has decided on a corporate split and new company establishment plan as part of its structural reforms relating to the Automotive Systems Group announced on March 16, 2009.

1. Purpose of Corporate Split

Hitachi’s Automotive Systems Group is engaged in development, manufacture and sales and services of automotive components and systems, etc.

The automotive market is experiencing difficult condition due to the rapid contraction of global demand. In the automotive related business, Hitachi is realigning and integrating manufacturing bases, reviewing the size of the work force, and further concentrating resources on key businesses. Through these structural reforms, the Automotive Systems Group will focus on strengthening and operating its business more efficiently, which will help to build a framework that can consistently generate stable earnings.

As a part of this structural reforms, Hitachi has decided to split-off the Automotive Systems Group on July 1, 2009 and establish a new wholly owned subsidiary called Hitachi Automotive Systems, Ltd. (President and Representative Director : Kunihiko Ohnuma) to continue these operations.

The new company will have clearer accountability for generating earnings. At the same time, it will be able to make decisions faster and operate more efficiently through the realignment and integration of manufacturing facilities, and evaluation of the company’s workforce and resources needed.

Moreover, the primary goal is to fuse automotive and electronics technologies, and further leverage business resources on key businesses such as environmental and safety related systems. Through these structural reforms, the new company is expected to grow and expand into a leading supplier in the global automotive industry.

2. Outline of the Corporate Split

(1)	Corporate Split Schedule

May 26, 2009	Decision on corporate split and company establishment plan

July 1, 2009 (Planned)	Scheduled corporate split date (Effective date)

(Note)	Hitachi will not seek shareholder approval of the corporate split and company establishment plan because this is a simple corporate split and establishment as provided for in Article 805 of the Corporate Law of Japan.

(2)	Corporate Split Method

This is a corporate split in which Hitachi is the transferring company and the new company is the assuming company.

(3)	Decrease in Capital, etc. due to Corporate Split

There will be no decrease in capital, etc. due to this corporate split.

(4)	Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights of the Transferring Company

There will be no change in the treatment of stock acquisition rights and bonds with stock acquisition rights issued by Hitachi due to this corporate split.

(5)	Rights and Obligations to be Transferred to the New Company

The new company will, in principle, take over the contracts related to the transferred businesses and all rights and obligations thereof on the effective date. However, this shall exclude rights and obligations specified separately in the corporate split plan.

(6)	Outlook for Fulfillment of Financial Obligations

Hitachi has concluded that the Company and the new company will have the capability to fulfill obligations whose maturity date comes on or after the effective date of the corporate split.

3. Outline of the New Company

(As of March 31, 2009)

	Transferring Company	New Company
Name	Hitachi, Ltd	Hitachi Automotive Systems, Ltd.

Business	Development, manufacture and sales of information systems, electronic devices, power and industrial systems, consumer products	Development, manufacture, sales and services of automotive components, transportation related components, industrial machines and systems, etc.

Established	February 1, 1920	July 1, 2009 (Planned)

Head office	6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo	2520, Takaba, Hitachinaka City, Ibaraki Prefecture

Representative	Takashi Kawamura, Representative Executive Officer, Chairman, President and Chief Executive Officer	Kunihiko Ohnuma, President and Representative Director

Capital	282,033 million yen	15,000 million yen

Shares outstanding	3,368,126,056 shares	300,000 shares

Stockholders’ equity	1,049,951 million yen (consolidated basis)	66,700 million yen (unconsolidated basis)

Total assets	9,403,709 million yen (consolidated basis)	214,000 million yen (unconsolidated basis)

Fiscal year end	March 31	September 30

Main shareholders and their holdings	The Master Trust Bank of Japan, Ltd. (Trust Account) 6.22% NATS CUMCO 5.60% Japan Trustee Services Bank, Ltd. (Trust Account 4G) 5.39%	Hitachi, Ltd. 100%

(Note)	The name and position of Hitachi’s representative is as of April 1, 2009.

* The overview of the new company is a forecast as of July 1, 2009, the effective date of the corporate split. Net assets and total assets are forecasts calculated based on figures as of March 31, 2009.

4. Overview of the Business Group to be Split-Off

(1)	Business Activities of the Business Group to be Split-Off

Development, manufacture, sales and services of automotive components and systems, etc.

(2)	Operating Results of the Business Group to be Split-Off

Revenues: Approx. 331.0 billion yen (Year ended March 31, 2009, Unconsolidated Basis)

(3)	Assets and Liabilities to be Transferred to the New Company (As of July 1, 2009)

Assets:	214,000 million yen

Liabilities:	147,300 million yen

5. Executives of the New Company (As of July 1, 2009)

Kunihiko Ohnuma

New Position : President and Representative Director, Hitachi Automotive Systems, Ltd.

Former Position : Executive Vice President and Executive Officer, Hitachi, Ltd.

Yasuhiko Honda

New Position : Executive Managing Director, Hitachi Automotive Systems, Ltd.

Current Position : President & Chief Executive Officer of Automotive Systems Group, Hitachi, Ltd.

Masaaki Fujisawa

New Position : Board Director, Hitachi Automotive Systems, Ltd.

Current Position :	Executive Vice President & General Manager of Drive Control Systems Division, Automotive Systems Group, Hitachi, Ltd.

Koji Yamanokawa

New Position : Board Director, Hitachi Automotive Systems, Ltd.

Current Position :	Senior Vice President & Vice General Manager of Business Structural Reform Promotion Division and General Manager of Management Process Administration Division, Automotive Systems Group, Hitachi, Ltd.

Kenji Tabuchi

New Position : Board Director, Hitachi Automotive Systems, Ltd.

Current Position :	Executive Vice President & General Manager of Powertrain & Electronic Control Systems Division, Automotive Systems Group, Hitachi, Ltd.

Kazumichi Fujimura

New Position : Board Director, Hitachi Automotive Systems, Ltd.

Current Position :	Senior Vice President & General Manager of Planning Division, Engine Components Division, Automotive Systems Group, Hitachi, Ltd.

Masafumi Yuhara

New Position : Board Director, Hitachi Automotive Systems, Ltd.

Current Position :	Senior Vice President & General Manager of Sales Management Division, Automotive Systems Group, Hitachi, Ltd.

Kazumasa Kinguchi

New Position : Board Director, Hitachi Automotive Systems, Ltd.

Current Position :	Executive Vice President & General Manager of Engine Components Division, Automotive Systems Group, Hitachi, Ltd.

Taiji Hasegawa

New Position : Board Director (Part-time), Hitachi Automotive Systems, Ltd.

Current Position : Senior Vice President and Executive Officer, Hitachi, Ltd.

Tatsuhiko Izumi

New Position : Board Director (Part-time), Hitachi Automotive Systems, Ltd.

Current Position : President & Chief Executive Officer, Clarion Co., Ltd.

Sakae Suzuki

New Position : Corporate Auditor, Hitachi Automotive Systems, Ltd.

Current Position : Auditor, Renesas Technology Sales Co., Ltd.

Seiichiro Kishino

New Position : Corporate Auditor (Part-time), Hitachi Automotive Systems, Ltd.

Current Position : General Manager of Finance Department 2, Hitachi, Ltd.

Shinichi Hiraoka

New Position : Corporate Auditor (Part-time), Hitachi Automotive Systems, Ltd.

Current Position : Senior Manager of Employee Relations & Human Resources Department, Hitachi, Ltd.

6. Status of Hitachi After the Corporate Split

(1)	Company Name, Business Activities, Head Office, President, Capital, Fiscal Year

There will be no change due to this corporate split.

(2)	Outlook

This corporate split will have no impact on consolidated operating results because the new company is being established as a wholly owned consolidated subsidiary of Hitachi.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate fluctuation and/or in the price of raw materials;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 400,000 employees worldwide. Fiscal 2008 (ended March 31, 2009) consolidated revenues totaled 10,000 billion yen ($102.0 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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